SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of MARCH , 2004.
                                       -------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  March 23, 2004                       By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           (Signature)



David Henstridge, President
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1 Print the name and title of the signing officer under his signature.



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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                            TSX Venture Symbol: TM.V
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF
--------------------------------------------------------------------------------

NEWS RELEASE                                                      MARCH 23, 2004


          TUMI RESOURCES ACQUIRES ADDITIONAL 12,500 HECTARES IN PREMIUM
           SILVER - GOLD MINING AREAS OF JALISCO SILVER BELT, MEXICO

VANCOUVER, Canada - Tumi Resources Limited (TSXv - TM; OTCBB - TUMIF and Frankfurt - TUY) (the "Company"). Mr. David Henstridge, President and CEO, is pleased to announce that the Company has acquired additional blocks of ground in three exploration areas in the prolific Jalisco Silver Belt located 100 kms WNW of Guadalajara, Jalisco, Mexico.

NEW ACQUISITIONS:

1. Cinco Minas: The Company has staked an additional 1,304.8 hectares in the immediate area to the NW of the Cinco Minas Project containing extensions of the Cinco Minas vein mineralization and covering further numerous old mine workings.

2. Jamaica and San Jorge: The Company has also acquired 10,903 hectares of mining exploration concessions containing extensive zones of alteration and brecciation to the north and WNW of the Company's Cinco Minas Project. These concessions have old mine workings open on silver/gold showings and surround Stroud Resources/New Bullet Group's Santo Domingo-La Espanola concession area.

     Both areas acquired by the Company are contiguous to the Company's original core Cinco Minas Project area of 522 hectares. All of the Company's previously reported successful exploratory diamond and RC drilling was conducted in these historic mining concessions.

3. Gran Cabrera: The third area acquired is within the Gran Cabrera group of concessions where the Company staked an additional 193.37 hectares of ground. In addition to this area, the Company has purchased all the mining rights and interests for a 98.56 hectare concession within the main block of claims for USD $16,000. With these two pieces of ground totaling 291.93 hectares plus the 3,950 hectares the Company originally optioned from Minera San Jorge, the Company now has firm control of 4,242 hectares completely covering all the areas of known mines and historic silver-gold milling operations in the highly prospective Gran Cabrera Project area.

EXPLORATION UPDATES:

At Cinco Minas, in preparation for further drilling at the Cinco Minas Project, concurrent mapping and sampling programs conducted by three consulting geologists are underway to better define the geology and structural controls of known mineralization in the Cinco Minas Project area. The next phase of drilling will further delimit ore grade zones and identify extensions now indicated by the mapping done to date.

New discoveries of silver/gold mineralization have been made during road building which is continuing at Cinco Minas. The Company is planning further drilling once channel sample results are available, and mapping of the new mineralized bodies and attendant structures is complete. The new areas of mineralization are NW of the historic El Abra area and were discovered while exploring for extensions to the known mineralization.

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                                      -2-



The Company is very encouraged by the previously reported drill results at Cinco Minas including five drill intercepts of bonanza silver/gold mineralization within the broader El Abra mineralized zone. These bonanza shoots appear to be separate bodies intercepted over a strike length of 190m.

Through an agreement with Minera San Jorge S.A. de C.V., the Company is earning a 60% interest and has the right to purchase the remaining 40% in the Cinco Minas and Gran Cabrera Projects and this agreement also extends to the newly acquired areas.

The objective in both the Cinco Minas and Gran Cabrera project areas is to discover and quantify reserves of silver/gold mineralization suited to bulk mining methods. High grades intersected to date in the drilling at Cinco Minas are encouraging and indicate that there may be further silver/gold mineralization discovered that can be mined at relatively low costs using either open pit or underground methods.

At Gran Cabrera, the Company has assigned an experienced consulting geologist to this extensive area that covers a large number of old silver mines. Road access to Gran Cabrera has been re-opened and results of the samples currently being taken will be reported as soon as they are available.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM.V", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Tumi's assets in this sector. Management aims to identify exploration projects, predominantly silver projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible. The Company's primary focus is to continue to be a Premier Silver Explorer.

ON BEHALF OF THE BOARD                 Investor information contact:
                                       Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                   or email: mbermudez@chasemgt.com
---------------------------------
David Henstridge, President & CEO
                                       Promotion and Market Awareness Services:
                                       Nick L. Nicolaas at (604) 657-4058
                                       or email: nicolaas@attglobal.net

                         Website: www.tumiresources.com

Forward Looking Statements

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.


            The TSX Venture Exchange and the Frankfurt Deutsche Borse
           have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.



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